AES IRONWOOD, L.L.C.

305 Prescott Road, Lebanon, PA 17042	Tel: 717-228-1328 Fax: 717-228-1271

August 11, 2005

Mr. George Ohsiek

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

RE:	AES Ironwood, L.L.C.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005
File No. 333-91391

Dear Mr. Oshiek:

I have received your comment letter dated July 28, 2005, addressed to Mr. Barry J. Sharp, Executive Vice President and Chief Financial Officer of The AES Corporation.  The comments in your letter addressed filings of AES Ironwood, L.L.C. (the “Company”) as well as filings of AES Red Oak, L.L.C., IPALCO Enterprises, Inc. and AES Eastern Energy, LP.  This letter provides responses to comments concerning AES Ironwood, L.L.C. only.  The responses related to the other referenced registrants will be addressed by the other referenced registrants individually.  This letter includes your comments in italics and then our response directly following the comment.

General

1.                                      Unless otherwise noted, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.  Although each comment has been issued only once, the comments below may be applicable to each registrant reviewed.

As noted in the responses below, we will make the changes to the specified disclosures in our future filings.

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 42

2.                                      The “Report of Independent Registered Public Accounting Firm” appears unsigned on the EDGAR version of your Form 10-K for AES Ironwood, L.L.C. and IPALCO Enterprises, Inc.  Please provide us with a copy of the original signed reports.

Enclosed is a copy of the original signed report.

Statements of Changes in Member’s Capital, page 45

3.                                      Please explain your basis under GAAP for charging dividends paid against accumulated deficit rather than additional paid-in capital for both AES Ironwood, L.L.C. and AES Red Oak, L.L.C.

Staff Accounting Bulletin Topic 3:C and ETIF Topic D-98 state that dividends shall be charged against retained earnings, or, in the absence of retained earnings, charged to  additional paid-in capital.  In our Statements of Changes in Member’s Capital on page 50 of our Form 10-K as filed with the Securities of Exchange Commission on March 30, 2005, we disclosed that we recorded $4.301 million of dividends as a reduction to Member’s Deficit, a component of Total Member’s Equity, during the year ended December 31, 2002.  The dividend was recorded in error as the dividend should have been recorded as a reduction to Contributed Capital, a component of Total Member’s Equity.

As the error results in no change to Total Member’s Equity, or any asset or liability on the Balance Sheets and results in no change to any amount presented on the Statements of Operations as reported in our Form 10-K or Form 10-Q referred to in this response, we believe those financial statements are not materially misstated and can be relied upon by users and potential users of those financial statements.  We intend to correct this error in our quarterly report on Form 10-Q for the six month period ended June 30, 2005 to be filed with the Securities and Exchange Commission on or  before August 15, 2005, with the following disclosure in the footnotes to the Condensed Financial Statements:

Certain reclassifications have been made to conform to the current presentation.  Such reclassifications also include the correction for $4.3 million of dividends that were erroneously recorded against member’s deficit.  In the absence of retained earnings, the Company should have recorded the dividends as a reduction to contributed capital, a component of total member’s capital.  This correction had no impact on total member’s capital.

Note 3, Significant Accounting Policies, page 48

4.                                      It appears your allowance for doubtful accounts decreased from approximately $1.3 million at December 31, 2003 to zero at December 31, 2004.  Please explain the reason for this change.  Further, please either revise to include Schedule II, Valuation and Qualifying Accounts, or tell us why you believe this schedule is properly omitted.  We would expect your allowance for doubtful accounts to be reported on this schedule.  Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

During the first year of commercial operations (calendar year 2002), we had numerous billing disputes with our only customer, Williams Power Company, Inc (“Williams”), leading two separate arbitrations in 2002 and 2003. Certain amounts from these disputes were reclassified from accounts receivable to allowance for doubtful accounts, charging bad debt expense.

The results of the arbitrations left some doubt as to how much the disputed items should be; the second arbitration decision, February 2004, indicated that the parties should work together to resolve the differences.

As a result, we could not determine how much of the remaining amounts would be collected, since final collection would be based on mutually agreeable terms between Williams and us. As a result, in 2004, the balance of the allowance for doubtful accounts was reduced against accounts receivable. Amounts collected in the future will be credited to other income.

We do not believe an allowance account is warranted at this time as no amounts in accounts receivable are currently disputed. Both Companies reconcile monthly invoicing together within ten days of receipt of such invoices by Williams. During 2005, reconciliations between the Company and Williams have resulted in minimal adjustments.

We will revise future annual filings, as applicable, to include Schedule II, Valuation and Qualifying Accounts.

Item 9A. Controls and Procedures, page 57

5.                                      We note your disclosure that your principal executive officer and principal financial officer, “conclude that as of December 31, 2004, [your] disclosure controls and procedures were effective to provide reasonable assurance that material information relating to [you] and [your] consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to you management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Please also revise your Item 9A disclosure for AES Red Oak, L.L.C., IPALCO Enterprises, Inc. and AES Eastern Energy, LP.

We will revise future filings, as applicable, to include that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The revision to be included is as follows:

Based upon the controls evaluation performed, the CEO and CFO have concluded that as of June 30, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to us and our consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, including that such information is accumulated and communicated to management, including the chief executive officer and chief financial officer,  as appropriate to allow timely decisions regarding required disclosure.

In connection with responding to your comments, we acknowledge

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can provide any further information or if the staff would like to discuss our responses, please call me at 717-228-1328.

Sincerely,

/s/ Michael Carlson
Michael Carlson
AES Ironwood, L.L.C.
Chief Financial Officer